
September 4, 2020

<u>Via Email</u>

John L. Higgins
Chief Executive Officer
Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Boulevard, Suite 110
San Diego, CA 92121

> **Re: Pfenex Inc.**
> **Schedule TO-T filed on August 31, 2020**
> **Filed by Pelican Acquisition Sub, Inc. and Ligand Pharmaceuticals**
> **Incorporated**
> **File No. 005-88253**

Dear Mr. Higgins:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit (a)(1)(i) – Offer to Purchase</u>

<u>General</u>

1. We note that on pages 4, 33 and 55 of the Offer to Purchase, you indicate that the Offer conditions may be asserted by you "regardless of the circumstances giving rise to any such conditions." Please revise the statements on pages 4 and 33 to qualify them consistent with the following parenthetical that is included after that statement on page

55: "(except if any breach of the Merger Agreement or other action or inaction by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition)."

Procedures for Accepting the Offer and Tendering Shares, pages 16-19

2. We note the following statement: "All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion." Please revise this statement (and similar statements throughout the Offer to Purchase) to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.

3. We note the following statement: "Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion." Reserving the right to interpret (*i.e.*, determine whether an offer condition has been satisfied or "triggered") an offer condition in the bidder's sole discretion raises issues regarding an illusory offer. Please revise.

Source and Amount of Funds, pages 27-28

4. Because you take the position that your financial condition is not relevant to a decision by a shareholder whether to tender Shares and accept the Offer, please disclose the risk that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Please also clarify the priority in right of payment that the holders of CVRs would have in relation to your other creditors and holders of your capital stock. Finally, please discuss the possible effect of a bankruptcy filing on the CVR payment obligation.

Conditions to the Offer, pages 53-55

5. We note that the introductory paragraph of this section indicates that the Purchaser has "rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law" that are in addition to those conditions listed in this section. Similarly, the first bullet point on page 54 also references, without describing, conditions incorporated through the Merger Agreement. Please revise this section to expressly include any such rights or obligations as Offer conditions that must be satisfied or waived as of the Expiration Date.

6. Please refer to the last paragraph in this section on page 55 of the Offer to Purchase. If an Offer condition is "triggered" while the Offer is pending, in our view, the bidder must promptly inform shareholders whether it will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" in the bidder's "sole discretion" is inconsistent with your obligation in this regard. While you have clarified that this discretion is "subject to the rules of the SEC,"

it is not clear what this means in this context. Please revise.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263, or me, at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Matthew T. Bush, Esq.
        R. Scott Shean, Esq.
        Anthony Gostanian, Esq.
        Latham & Watkins LLP